ALMADEN MINERALS LTD.
(the “Company”)
Suite 1103 – 750 West Pender Street
Vancouver, British Columbia  V6C 2T8
Telephone: (604) 689-7644  Facsimile: (604) 689-7645

INFORMATION CIRCULAR
as at and dated
May 24, 2012
(unless otherwise noted)

PERSONS OR COMPANIES MAKING THE SOLICITATION

The Enclosed Proxy is Being Solicited by Management of the Company

This Information Circular is furnished in connection with the solicitation of proxies by the management of Almaden Minerals Ltd. (the “Company”) for use at the annual general meeting (the “Meeting”) of the Company to be held on June 27, 2012, and at any adjournment thereof.  The solicitation will be by mail, electronic means and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  No director of the Company has informed management in writing that he or she intends to oppose any action intended to be taken by management at the meeting.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the enclosed form of proxy are directors or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

IF THE INSTRUCTIONS AS TO VOTING INDICATED THEREIN ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL, ON A BALLOT CALLED FOR, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH SUCH INSTRUCTIONS. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE PROXY CONFERS ON THE PROXY HOLDER DISCRETIONARY AUTHORITY WITH RESPECT TO SUCH MATTER AND IF ONE OF MANAGEMENT’S NOMINEES NAMED IN THE ATTACHED FORM OF PROXY IS APPOINTED AS PROXY HOLDER, THE SHARES REPRESENTED BY SUCH PROXY SHALL BE VOTED FOR SUCH MATTER. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER WILL VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT ON SUCH MATTERS. AT THE DATE OF THIS CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER WHICH MAY BE PRESENTED TO THE MEETING.

SEE ALSO THE FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the registrar and transfer agent of the Company, Computershare, 9th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the scheduled time of the Meeting or any adjournment thereof.

Any shareholder returning the enclosed form of proxy may revoke it at any time if it has not been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a member or his attorney authorized in writing or, if the  shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company or the registrar and transfer agent of the Company at least 24 hours prior to the scheduled time of the Meeting or any adjournment thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or any adjournment thereof, and upon either of such deliveries the proxy is revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant.  In accordance with the requirements of applicable securities law, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Computershare, 9th Floor, 100 University Avenue, Toronto, ON  M5J 2Y1 or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or  senior officers of the Company since the commencement of the Company's last completed financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter, other than the election of directors or the appointment of auditors, to be acted upon at the Meeting other than as disclosed under the heading "Statement of Executive Compensation".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. There is one class of shares only. There are 59,222,321 issued and outstanding common shares as at May 24, 2012.

The directors of the Company have determined that all shareholders of record as of May 24, 2012 will be entitled to receive notice of and to vote at the Meeting. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote will have one vote and on a poll, every member present in person or represented by proxy or other proper authority will have one vote for each share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, or exercises control or direction over, more than 10% of the outstanding common shares of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected at each annual general meeting and holds office until the next annual general meeting unless that person ceases to be a director before then.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at eight (8) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Present Office Held	Director/Officer Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised *	Principal Occupation During the Past Five Years
DUANE POLIQUIN Chairman and Director	February 1, 2002	2,174,937	Registered Professional Geological Engineer; Chairman and Director of the Company; Director of Gold Mountain Mining Corporation; Director of Motapa Diamonds Inc. to 2009.
MORGAN POLIQUIN President, Director and Chief Executive Officer	February 1, 2002	914,197	Registered Professional Geological Engineer; President, Director and CEO of the Company; Director of Gold Mountain Mining Corporation
JAMES E. McINNES(1) Director	February 1, 2002	614,580	Businessman; former Director of Cosigo Resources Inc. to 2012; Director of Williams Creek Gold Limited to 2011.
JOHN (JACK) McCLEARY (2) Director	February 1, 2002	406,550	Registered Professional Geologist; Director of Santoy Resources Ltd. to 2008
GERALD G. CARLSON (1)(2) Director	February 1, 2002	33,000
President and Director of Windstorm Resources Inc. and Iron South Mining Corp.; Director of Blue Sky Uranium Corp. and Noka Resources Inc.; Director of Enertopia Corp. and  Tarsis Resources Ltd. to 2012; Director of Redtail Metals Corp., Fairmont Resources Inc. and Pacific Arc Resources Ltd. to 2011; Director of Taipan Resources Inc. to  2010 and BonTerra Resources Inc. to 2009.

JOE MONTGOMERY Director (1) (2)	February 1, 2002	Nil
Professional Engineer; Director of Infrastructure Materials Corp., Cosigo Resources Ltd., Wildcat Silver Corporation and Pacific Iron Ore Corporation; Director of Integra Gold Corp., Amador Gold Corp., Rogue Iron Ore Corp., Zinccorp Resources Inc., Sedex Mining Corp., La Ronge Gold Corp., Abitibi Mining Corp., Klondike Silver Corp. and Klondike Gold Corp. to 2010 and Anglo Potash Ltd. to 2008.

BARRY SMEE Director	July 6, 2006	50,000	Consulting geochemist; Director of Platinum Group Metals Ltd.
MARK T. BROWN Director	June 28, 2011	10,300	President and Director of Pacific Opportunity Capital Ltd

* as of May 24, 2012.

(1)  Denotes a member of the Audit Committee.

(2)  Denotes a member of the Nomination and  Corporate Governance Committee and of the Compensation Committee.

All of the nominees (other than John McCleary) are ordinarily residents of British Columbia, Canada.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of the directors and officers of the Company, no proposed director of the Company:

(a)
 is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the company in respect of which this Information Circular is being prepared) that;

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

“order” means
(a)           a cease trade order;
(b)           an order similar to a cease trade order; or
(c)           an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

(b)
is, as the date of this Information Circular, or has been within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets of the proposed director; or

(d)	has been subject to:

(i)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

STATEMENT OF EXECUTIVE COMPENSATION

See attached Form 51-102 F6

DIRECTOR COMPENSATION

Director Compensation Table

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the year ended December 31, 2011.

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
James E. McInnes	5,000(1)	Nil	203,000(3)(4)	Nil	Nil	Nil	208,000
John (Jack) McCleary	5,000(1)	Nil	203,000(3)(4)	Nil	Nil	Nil	208,000
Gerald G. Carlson	5,000(1)	Nil	203,000(3)(4)	Nil	Nil	Nil	208,000
Joe Montgomery	5,000(1)	Nil	425,250(3)	Nil	Nil	Nil	430,250
Donald M. Lorimer	8,000(1)(2)	Nil	Nil	Nil	Nil	Nil	8,000
Barry Smee	5,000(1)	Nil	236,250(3)	Nil	Nil	5,000(5)	246,250
Mark T. Brown	Nil	Nil	47,250(3)	Nil	Nil	26,325(6)	73,575

(1)	Director’s fees.
(2)	Audit Committee Chair fee.
(3)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of the option-based awards is based on the fair value of the awards ($1.89) calculated using the Black-Scholes-Merton model as at the June 8, 2011 grant date.  All options vested upon grant.

(4)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of the option-based awards is based on the fair value of the awards ($2.17) calculated using the Black-Scholes-Merton model as at the August 15, 2011 grant date.  All options vested upon grant.

(5)	Consulting services.
(6)	Professional services.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each of the directors of the Company, other than directors who are also Named Executive Officers, all optioned-based awards and share-based awards outstanding at December 31, 2011.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Incentives that have not Vested (#)	Market or Payout Value of Incentives that have not Vested ($)
James E. McInnes	50,000 50,000 50,000 50,000 50,000	0.68 1.14 2.73 3.29 2.93	Dec 29, 2013 Jan 04, 2015 Nov 22, 2015 Jun 08, 2016 Aug 15, 2016	94,500 71,500 Nil Nil Nil	N/A	N/A
John (Jack) McCleary	100,000 50,000 50,000 50,000	0.92 2.73 3.29 2.93	Jul 16, 2015 Nov 22, 2015 Jun 08, 2016 Aug 15, 2016	165,000 Nil Nil Nil	N/A	N/A
Gerald G. Carlson	50,000 50,000 25,000 50,000 50,000	0.68 1.14 2.73 3.29 2.93	Dec 29, 2013 Jan 04, 2015 Nov 22, 2015 Jun 08, 2016 Aug 15, 2016	94,500 71,500 Nil Nil Nil	N/A	N/A
Joe Montgomery	225,000	3.29	Jun 08, 2016	Nil	N/A	N/A
Barry Smee	100,000 125,000	2.22 3.29	Apr 27, 2015 Jun 08, 2017	35,000 Nil	N/A	N/A
Mark T. Brown	100,000 25,000 75,000 25,000	2.68 0.68 1.14 3.29	Nov 15, 2012 Dec 29, 2013 Jan 04, 2015 Jun 08, 2016	Nil 47,250 107,250 Nil	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 30, 2011 ($2.57) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each director of the Company, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the most recently completed financial year.

Name	Option-Based Awards- Value Vested During the Year $	Share-Based-Awards- Value Vested During the Year $	Non-Equity Incentive Plan Compensation – Value Earned During the Year $
James E. McInnes	Nil(1) 20,500(2)	N/A	N/A
John (Jack) McCleary	Nil(1) 20,500(2)	N/A	N/A
Gerald G. Carlson	Nil(1) 20,500(2)	N/A	N/A
Joe Montgomery	Nil(1)	N/A	N/A
Barry Smee	Nil(1)	N/A	N/A
Mark T. Brown	Nil(1)	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at June 8, 2011 ($3.07) and the exercise price of the options ($3.29).
(2)	Calculated based on the difference between the market value of the shares underlying the options as at August 15, 2011 ($3.34) and the exercise price of the options ($2.93).

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The Company’s current Rolling Stock Option Plan was created as an amendment to the then existing fixed plan with the approval by disinterested shareholder vote given at the Company’s Annual General Meeting held on May 18, 2005, again on June 9, 2008 and again on June 28, 2011 and approved by the TSX.  Under this Plan, options are authorized to be granted to the maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant. There have been no amendments to the Plan since the approval of shareholders noted above. Under the policies of the TSX, every three years after the institution of the Plan all unallocated options must be approved by (i) a majority of the Company’s directors and (ii) the Company’s security holders (excluding Insider’s of the Company) at a duly called meeting.  There are no other equity compensation plans not previously approved by shareholders.

The following table sets forth the requisite equity compensation plan information:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	5,475,000	$2.39	437,232
Equity compensation plans not approved by securityholders	-	-	-
Total	5,475,000	$2.39	437,232

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

None of the directors or  executive officers of the Company, proposed nominees for election as directors of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries nor is there indebtedness to any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by the Company or any of its subsidiaries at any time since the beginning of the last completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

Indebtedness Under Securities Purchase and Other Programs

None of the directors or executive officers of the Company, proposed nominee for election as directors of the Company, and no associate or affiliates of any of them is or has been indebted to the Company or any of its subsidiaries under any Securities Purchase or other programs. The Company has no Securities Purchase or other programs.

DIRECTORS’ AND OFFICERS’ INDEMNITY AND INSURANCE

The Company has contracted with each director and officer to indemnify each of them against liability incurred in their capacity as an officer or director to the extent permitted in accordance with the provisions of the Business Corporations Act (British Columbia).  The Company has obtained insurance coverage for such indemnity to a policy limit of $5,000,000 in the aggregate with a deductible of $50,000 per claim.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Company or subsidiary.  There are two management contracts currently in place – see STATEMENT OF EXECUTIVE COMPENSATION.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person or company beneficially holding more than 10% of the outstanding voting securities of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed material transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Statement of Executive Compensation" or as a potential grantee of an option or options under the Company’s Stock Option Plan.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, British Columbia, as auditors of the Company to hold office until the close of the next annual general meeting of the Company.  It is proposed that the Board of Directors be authorized to fix the remuneration to be paid to the auditor of the Company. Deloitte & Touche LLP was appointed the Company’s auditors in February 2002.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

There are no matters other than election of directors and appointment of auditors to be submitted to security holders.

OPTIONS, RIGHTS OR OTHER ENTITLEMENTS UNDER STOCK OPTION PLAN

The TSX Company Manual (the “Manual”) in Section 613 requires that every three years after institution all unallocated options under security based compensation arrangements which does not have a fixed maximum of securities must be approved by a majority of the Company’s directors and the Company’s security holders.

A triennial approval and amendment was given at the Company’s annual general meeting held on June 28, 2011.

The Manual also requires that the following information be provided on an annual basis.  The Company’s rolling stock option plan (the “Plan”) was instituted on July 19, 2005 after a disinterested shareholder (as that term was defined under prior policies of the TSX)  approval vote at the Company’s annual general meeting held on May 18, 2005. Under Section 613, insiders who are eligible participants under the Plan are not entitled to vote to approve unallocated options, rights or other entitlements under the Plan.

Under the Plan eligible participants are:

(i)	an employee, senior officer or director of the Company or any related Company;
(ii)	a consultant;
(iii)	an issuer, all the voting securities of which are held by persons described in (i) and (ii);
(iv)	a management company employee.

The total number of common shares issued under options granted and exercised under the Plan from June 28, 2011 to May 24, 2012, the Record Date, was nil.

The total number of common shares issuable under actual grants under the plan is 5,670,000 constituting 9.6% of the Company’s issued and outstanding shares common shares as of the Record Date.

The maximum total number of common shares issuable under the Plan is 5,922,232, the number equal to 10% of the issued common shares as of the Record Date.

There is no maximum percentage of common shares which may be issued to insiders of the Company. The Plan contains provisions that limit the number of shares reserved to any one Consultant to 2% of the issued shares of the Company in any 12 month period and to persons providing Investor Relations activities to 2% of the issued shares of the Company in any 12 month period but such limitation apply only if the shares of the Company are listed only on the TSX. The shares of the Company are currently listed on the TSX and the NYSE Amex.

The exercise price for options granted under the Plan is to be the price per share specified in the option agreement which cannot be less that the Market Price. “Market Price” means the Volume Weighted Average Price (“VWAP”) on TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the Date of Grant subject always that in certain exceptional circumstances, the 5 day VWAP may not accurately reflect the securities’ current market price and TSX may adjust  the VWAP based on relevant factors including liquidity, trading activity immediately before, during or immediately after the relevant period or any material events, changes or announcements occurring immediately before, during or immediately after the relevant period. VWAP means the volume weighted average trading price of the listed securities, calculated by dividing the total value by the total volume of securities traded for the relevant period.

The Plan contains the following provision as to stock appreciation rights “An Eligible Person to whom an Option has been granted (“Eligible Optionee”) may, rather than exercise any Option to which the Eligible Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the common shares to which the Option, or part thereof, so terminated relates (the “Optioned Shares”), elect to exercise the right (the “Share Appreciation Right”) to receive that number of common shares, disregarding fractions, which, when multiplied by the  VWAP have a value equal to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the exercise price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.  VWAP shall be calculated for 5 consecutive trading days before such date on the TSX. “

Options granted to Consultants performing Investor Relations activities vest over a 12 month period with no more than ¼ of such options so granted vesting in any 3 month period. Such vesting restrictions apply to any Qualified Successor of such Consultant, otherwise the board has the discretion to make any vesting conditions it sees fit.  “Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death or a “permitted assign” as that term is defined in Canadian Securities Administrator National Instrument 45-106.

The Term of any option granted under the Plan will expire on the later of 5 years following the date of grant, or if such date falls within, or immediately following a self-imposed “blackout” period, such option will then expire on the 10th business day following the blackout if the Company is listed only on the TSX. The Company is currently listed on the TSX and the NYSE Amex.

The Plan contains provisions as to termination providing for termination on the earliest of the following:

(a)	the termination date specified for such Option in the Option Agreement;

(b)
Death of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Company or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Company or any Related Company, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of twelve months following the date of such death and the expiry of the Term of the Option;

(c)
Cessation of Employment – Upon an Optionee’s employment with the Company being terminated for cause, any option not exercised terminates immediately.  If an Optionee is a director and is removed from office, any option not exercised terminates immediately. If an optionee becomes permanently disabled, any option may be exercised for a period of six months after the date of permanent disability.  If an Optionee’s employment, office, term as a director, or service provider relationship is ended or expires other than by termination for cause, such option may be exercised for a period of thirty days after such ending;

(d)
Amalgamation – In the event of the Company propose to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Common Shares of the Company or any part thereof shall be made to all the holders of Common Shares of the Company, the Company shall have the right, upon written notice to each Optionee holding options under the Amended Plan, to permit the other than by termination for cause, such option may be exercised for a period of thirty days after such ending.

In the event of the Company propose to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Common Shares of the Company or any part thereof shall be made to all the holders of Common Shares of the Company, the Company shall have the right, upon written notice to each Optionee holding options under the Amended Plan, to permit the exercise of all such option within the 30 day period next following the date of such notice and to determine that upon expiration of such 30 day period that all rights of the Optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and to have no force and effect. No option shall be assignable; and

(e)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option.

Options granted under the Plan are not assignable or transferable except as to a Qualified Successor or as otherwise permitted by applicable securities laws.

The Plan provides that, subject to the approval of the TSX, if required, and section 3.4 f(iii) the Board may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan without further shareholder approval (if required).

Notwithstanding the generality of the foregoing the power of the Board to amend shall be limited to the following:

(a)	amendments of a “housekeeping” nature;

(b)	a change to the vesting provisions of a security or a Plan;

(c)	a change to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

And that nothing in the Plan shall be construed as authorizing the directors to make amendments to the Plan to effect;

(a)
any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require an additional security holder approval;

(b)	any change to eligible participants which would have the potential of broadening or increasing insider participation;

(c)	the additional of any form of financial assistance;

(d)	any amendment to a financial assistance provision which is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(f)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

No amendments to the Plan have been adopted in the last fiscal year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

General

The Board of Directors of the Company recognizes that good corporate governance is of fundamental importance to the success of the Company. The Company’s governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Company’s governance practices to the Nominating and Corporate Governance Committee.

Canadian Securities Administrators National Instrument 58-101 requires disclosure of Corporate Governance Practices of the Company formulated in accordance with National Policy 58-201 Corporate Governance Guidelines (together hereinafter referred to as the “Guidelines”). This Statement of Corporate Governance Practices sets out the Board’s assessment of the Company’s Corporate Governance practices which are generally in accordance with the Guidelines.

In this Statement of Corporate Governance Practices, the term “independent” with reference to a director or audit committee member has the meaning given to the term in the Guidelines and is generally as follows. A director or audit committee member is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of the director’s or audit committee member’s independent judgement. The Guidelines provide specific directions as to the individuals considered to have a material relationship with a company and specifically includes the following:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the company;

(c)	an individual who:
(i)	is a partner of a firm that is the company’s internal or external auditor,
(ii)	is an employee of that firm, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,
(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer or an entity if any of the company’s current executive officers serves or served at that same time on the company’s compensation committee;

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the company received , more than $ 75,000 in direct compensation from the company during any 12 month period within the last three years;

(g)
an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any subsidiary entity of the company, other than as remuneration for acting in the capacity as a member of the board of directors or any board committee; and

(h)	an individual who is an affiliated entity of the company or any of its subsidiaries.

An “executive officer” means an individual who is a chair, vice-chair or president of the company, a vice-president of the company in charge of a principal business unit, division or function of the company, or an officer of the company or of any of its subsidiaries or any other individual who performs a policy making function for the company or subsidiary.

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

In accordance with recommendations in National Policy 51-201 the Company has adopted a Corporate Communications Policy.

Board of Directors

The Board, with the assistance of Counsel to the Company, is responsible for determining whether or not each director is “independent” or “not independent”. To assist the Board each director is required to disclose any material interest in or business relationship with the Company and his shareholding in the Company.

The Board is comprised of 8 members. In accordance with the definition of “independent” outlined above, the Board, utilizing the information provided to it by each director as aforesaid, has determined that the following directors are not independent, namely: Duane Poliquin and Morgan Poliquin. Accordingly, the majority of the board of directors is independent.

The Chair of the Board is not an independent director.

There were (9) nine meetings of the board held during the period commencing May 24, 2011 and ending on the Record Date (“the year”).  The following table indicates the number of meetings attended by each director.

Director	Number
Duane Poliquin	8
Morgan Poliquin	8
James E. McInnes	7
Jack McCleary	8
Joseph Montgomery	7
Gerald G. Carlson	6
Barry W. Smee	7
Mark T. Brown	4

The members of the board of directors who are independent are entitled and encouraged to hold meetings at which non-independent directors are not in attendance. John McCleary is the lead director of the independent Board. There were seven meetings of the independent directors held during the year.

Particulars of any directorship in a reporting issuer held by a director of the Company is disclosed in this Circular under the heading “Election of Directors”.

Board Mandate

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. The Board has adopted a written mandate.

Position Descriptions

The Board has not developed and written position descriptions for the chair of directors meetings or the chair of each Board committee. The Board expects the chair to set the agenda for Board meetings and to assist the Board to discharge its mandate and responsibilities. Each committee has the authority and responsibility to determine its own rules of procedure and the Board expects the chair of a committee to set the agenda for committee meetings and to assist the committee to discharge its mandate and responsibilities.

The following position descriptions have been developed for the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

The Chairman of Almaden’s Board does the following:

-	Leads the Board and also takes a hands-on role in the Company’s day-to-day management
-	Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.
-	Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.
-	Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

Chief Executive Officer (‘CEO’)

Reports to:

The Board of Directors of the Company.

Function:
Provides overall leadership and vision in developing, in concert with the Board, the strategic direction of the Company and in developing the tactics and business plans necessary to increase shareholder value.

Manages the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board and financial and operational objectives are attained.

Authorities, Duties and Responsibilities:

(a)	General Functions:
1.	Provides effective leadership to the management and the employees of the Company and establishes an effective means of control and co-ordination for all operations and activities.
2.	Fosters a corporate culture that promotes ethical practices, integrity and a positive work climate enabling the Company to attract, retain and motivate a diverse group of quality employees.
3.	Keeps the Board fully informed on the Company`s operational and financial affairs.
4.
Develops and maintains a sound, effective organization structure and plans for capable management succession, progressive employee training and development programs and reports to the Board on these matters.

5.	Ensures that effective communications and appropriate relationships are maintained with the shareholders of the Company and other stakeholders.
6.	Develops capital expenditure plans for approval by the Board.
7.	Turns any strategic plan as may be developed by the Board into a detailed operating plan.

(b)	Strategy and Risks
1.
Develops and recommends to the Board strategic plans to ensure the Company`s profitable growth and overall success.  This includes updating and making changes as required and involving the Board in the early stages of developing strategy.

2.
Identifies in conjunction with the other senior officers and appropriate directors the key risks with respect to the Company and its businesses and reviews such risks and strategies for managing them with the Board.

3.	Ensures that the assets of the Company are adequately safeguarded and maintained.

(c)	Exploration and Development
Responsible for managing the day to day activities and operating management of the Company and as such shall be responsible for the design, operation and improvement of the systems that create the Company`s exploration and development opportunities.  The CEO accordingly shall have the primary responsibility:
-	To direct and oversee all operational activities of the Company including exploration, development, mining and other such functions.
-	To initiate solutions to the key business challenges of the Company.
-	To participate in sourcing and negotiating financial arrangements for the further expansion and development of the Company including joint ventures, mergers, acquisitions, debt and equity financing.
-	Represent and speak for the Company with shareholders, potential investors and other members of the industry.

(d)	Financial Reporting
Oversees the quality and timeliness of financial reporting. Reports to the Board in conjunction with the CFO on the fairness and adequacy of the financial reporting of the Company to its shareholders.

Chief Financial Officer (‘CFO’)

Reports to:
The CEO of the Company.

Responsibilities:
-	Developing, analyzing and reviewing financial data.
-	Reporting on financial performance.
-	Monitoring expenditures and costs.
-	Assisting the CEO in preparing budgets and in the communicating to the analyst and shareholder, community and securities regulators, the financial performance of the Company.
-	Fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders.
-	Monitoring filing of tax returns and payment of taxes.
-
The CFO shall assist the CEO is establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO, the key risks with respect to the Company and its business and reviewing with the CEO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted financial standards and principles and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Audit Committee.

Orientation, Continuing Education and Nomination of Directors

The Board has appointed a Nomination and Corporate Governance Committee comprised of independent directors. The mandate of this committee includes the following duties and responsibilities:

1.	Recommend to the Board written mandates or terms of reference for the Board and for each of the Committees of the Board, and a Code of Ethics for all directors, officers and employees of the Company;

2.	Review the composition and size of the Board and its Committee structure and make recommendations to the Board for changes;

3.	Recruit new directors, develop lists of candidates, interview, and recommend new directors to the Board;

4.	Recommend to the Board an orientation and education program for new directors.

Ethical Business Conduct

The Board’s responsibilities are governed by the Business Corporations Act (British Columbia), the Company’s Articles, the Board Mandate and the various codes of conduct adopted by the Board.  The Board has adopted a Code of Business Conduct and Ethics for Directors (“CODE”), a Code of Business Ethics (“COBE”) applicable to all employees, officers and consultants of the Company, a Securities

Trading Policy (“STP”) relating to trading and confidentiality obligations of employees, officers and directors of the Company, and a Whistleblower Policy (“WP”).  In addition the CEO and CFO of the Company specifically acknowledge the obligation to adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote full, fair, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company; compliance with the laws, rules and regulations of federal, provincial and local governments and other appropriate regulatory agencies, and prompt reporting to the Company’s Audit Committee of any violation of this code of which the CEO or CFO  have actual knowledge.

Copies of the CODE, COBE, STP, WP, the undertaking of the CEO and CFO together with the Privacy Policy and the statements of responsibilities and duties of the Nomination and Corporate Governance Committee, the Compensation Committee and the Audit Committee Charter may be viewed on the Company’s website at www.almadenminerals.com.

Compensation

The Board has created a Compensation Committee comprised of independent directors. The duties and responsibilities of the Compensation Committee are as follows:

1.	Review the Company’s overall compensation strategy and objectives;
2.
Review and assess the CEO's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.	Review performance assessments of the Company’s other officers and, upon the advice of the CEO, recommend to the Board the compensation of the officers;
4.	Review and recommend to the Board policies related to providing Company stock to executives and employees (e.g., stock option plan, share purchase plan);
5.	Review executive appointments, employment agreements and terminations;
6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;
7.	Review and recommend to the Board the amount and form of directors' compensation; and
8.	Review and recommend the disclosures describing executive compensation and development.

Neither the Board nor the Compensation Committee has since the beginning of the Company’s most recently completed financial year retained any compensation consultant or advisor.

Other Committees

The Company has only the 3 committees, namely: Audit Committee, Compensation Committee and the Nomination and Corporate Governance Committee.

Assessments

One of the responsibilities of the Nomination and Corporate Governance Committee is as follows: Report to the Board, in the manner and to the extent the Committee deems appropriate, on the effectiveness of the performance of the Board as a whole, the Committees of the Board and the contribution of individual directors, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors Corporate Governance guidelines and rules which are in effect by regulatory bodies or other sources which the Committee deems appropriate.

Audit Committee Information

Detailed information with respect to the Company’s audit committee is contained under the headings “Corporate Governance” and Audit Committee in the Company’s 20F filed as an Annual Information Form for the financial year ended December 31, 2011 and is available on EDGAR and is filed under the Company’s profile on SEDAR at www.sedar.com. The Audit Committee Charter and other information relative to the Company’s corporate governance are to found on the Company’s website at www.almadenminerals.com

ADDITIONAL INFORMATION

The Company’s financial information is included in the consolidated financial statements of the Company and the notes thereto, Management Discussion and Analysis and auditor’s report for the financial year ended December 31, 2011.

Additional information relating to the Company can be found at www.sedar.com.  A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at 1103-750 West Pender Street Vancouver B.C.  V6C 2T8 Phone (604) 689-7644 Fax (604) 689-7645:

(a)
the comparative financial statements of the Company for the financial year ended December 31, 2011 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2011 and related Management Discussion and Analysis; and

(b)	this Information Circular.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
ALMADEN MINERALS LTD.

“ Duane Poliquin”	“Morgan Poliquin”
J. Duane. Poliquin, Chairman	Morgan Poliquin, President & CEO

Vancouver, British Columbia
May 24, 2012

Form 51-102F6
Statement of Executive Compensation

Named Executive Officers

The following table contains information about the compensation paid to, or earned by, those who were, at December 31, 2011, (a) the Company’s Chairman; (b) the Company’s Chief Executive Officer; (c) the Company’s Chief Financial Officer; (d) each of the Company’s four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000) and (e) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended December 31, 2011.  The Company presently has three Named Executive Officers, namely Duane Poliquin, Chairman, Morgan Poliquin, President and Chief Executive Officer (“CEO”) and Korm Trieu, Chief Financial Officer (“CFO”).

Compensation Discussion and Analysis

The compensation of the Company’s Named Executive Officers (“NEOs”) is determined by the Company’s Board of Directors (the “Board”) upon the recommendations of the Board’s Compensation Committee (the “Committee”).  The Committee is composed of three directors from the Company’s Board, all of whom are independent.

The Committee’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value.  The Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.  In general, a NEO’s compensation is comprised of three components:

(a)           Salary, wages or contractor payments;
(b)           Stock option grants; and
(c)           Bonuses.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel.  The salaries are set on a basis of a review and comparison of salaries paid to executives at similar companies.

Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs.

The bonuses paid to the NEOs are allocated on a subjective basis related to the review by the Committee of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations, and overall performance.  The bonuses are paid to reward work done above the base level of expectations set by the base salary.  Bonuses have only been paid to the full time employees and not to contractors.

In 2011, the annual director’s fees of $5,000 were paid to non-executive directors.  Also in 2011, the Chair of the Audit Committee was paid an additional $3,000.

In 2011, Duane Poliquin, through Hawk Mountain Resources Ltd., a private company owned by Mr. Poliquin and his immediate family, received compensation by way of an annual management fee, a year-

end bonus and the issuance of stock options.  This compensation was based on his executive compensation contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Board of Directors.  Mr. Poliquin’s annual remuneration is based on industry standards, his year-end bonus and the number of stock options granted to him reflects his responsibilities to the Company relative to all other option recipients.  Please refer to the “Summary Compensation Table” below.

In 2011, Morgan Poliquin received compensation by way of an annual salary, a year-end bonus and the issuance of stock options.  This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Board of Directors.  Mr. Poliquin’s annual salary is based on industry standards; his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other option recipients.

In 2011, Korm Trieu received compensation by way of an annual salary, a year-end bonus and the issuance of stock options.  This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Board of Directors.  Mr. Trieu’s annual salary is based on industry standards; his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other option recipients.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Company’s common shares since December 31, 2006, with the cumulative total return of the S&P/TSX Small Cap Index for the five most recently completed fiscal years of the Company.

There is little correlation between the compensation of Named Executive Officers and the stock price of the Company.  Stock prices are affected by many external factors in the mineral exploration industry and the retention and compensation of senior executives to manage the Company cannot be directly related to stock price.  There are two factors that are important in consideration of the stock price as compared to executive compensation: (1) the senior executives of the Company are significant shareholders of the Company so that changes in the stock price do affect them directly, and (2) the stock option plan is the one part of the compensation that is related directly to the compensation of the Named Executive Officers.

Option-Based Awards

The Company currently has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company.  Recommendations for stock option grants are made initially by the Compensation Committee, and subsequently reviewed and determined by the Board.  One of the factors considered when setting new option-based awards is the number of option-based awards previously granted to each individual.

The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

Summary Compensation Table

Set out below is a summary of compensation paid during the year ended December 31, 2011 to the Company’s Named Executive Officers.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
Duane Poliquin Chairman	2011	Nil	N/A	1,053,500 (1)(2)	N/A	N/A	N/A	298,525(3)	1,352,025
Morgan Poliquin President & CEO	2011	301,050 (4)	N/A	1,228,500 (1)(2)	N/A	N/A	N/A	0	1,529,550
Korm Trieu CFO	2011	103,119 (5)	N/A	283,500(1)	N/A	N/A	N/A	0	386,619

(1)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of option-based awards is based on the fair value of the awards ($1.89) calculated using the Black-Scholes-Merton model as at the June 8, 2011 grant date.  All options vested upon grant.

(2)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of option-based awards is based on the fair value of the awards ($2.17) calculated using the Black-Scholes-Merton model as at the August 15, 2011 grant date.  All options vested upon grant.

(3)
Paid to Hawk Mountain Resources Ltd. of which $206,250 was under agreement for Mr. Poliquin’s management and technical services, $61,800 year-end bonus and $30,475 for other technical, general and administrative services provided through Hawk.

(4)	Comprised of $206,250 under an executive employment contract and year-end bonus of $94,800.
(5)	Comprised of $88,119 under an executive employment contract and year-end bonus of $15,000.

The Company has in place an executive compensation contract with its Chairman, Duane Poliquin, and Hawk Mountain Resources Ltd. (“Hawk”) whereby the Company has agreed to pay annual remuneration of $206,250 per year, increased to $225,000 per year effective January 1, 2012, to Hawk for Mr.

Poliquin’s providing management and technical services to the Company.  Under the contract, Hawk is entitled to receive certain benefits if terminated without cause (see “Termination and Change of Control Benefits”).

The Company also has in place an executive employment contract with its President and CEO, Morgan Poliquin, whereby the Company has agreed to pay an annual salary of $206,500 per year, increased to $225,000 per year effective January 1, 2012, to Mr. Poliquin for providing management and technical services to the Company.  Under the contract, Mr. Poliquin is entitled to receive certain benefits if terminated without cause (see “Termination and Change of Control Benefits”).

The Company also has in place an executive employment contract with its CFO, Korm Trieu, whereby the Company has agreed to pay an annual salary of $150,000 per year, increased to $165,000 per year effective January 1, 2012, to Mr. Trieu for providing financial, administrative and executive services to the Company.  Under the contract, Mr. Trieu is entitled to receive certain benefits if terminated without cause (see “Termination and Change of Control Benefits”).

There have been no re-pricing or other significant changes to the terms of any share-based or option-based award program during the most recently completed year.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each Named Executive Officer, all share-based awards and option-based awards outstanding at December 31, 2011.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Incentives that have not Vested (#)	Market or Payout Value of Incentives that have not Vested ($)
Duane Poliquin Chairman	220,000 240,000 100,000 500,000 50,000	1.14 1.00 2.22 3.29 2.93	Jan 04, 2015 Jun 21, 2015 Aug 27, 2015 Jun 08, 2016 Aug 15, 2016	314,600 376,800 35,000 Nil Nil	N/A	N/A
Morgan Poliquin President & CEO	500,000 150,000 350,000 100,000 100,000 650,000	2.32 0.81 1.14 0.92 2.67 3.29	Sep 10, 2012 Nov 25, 2014 Jan 04, 2015 Jul 16, 2015 Sep 20, 2015 Jun 08, 2016	125,000 264,000 500,500 165,000 Nil Nil	N/A	N/A
Korm Trieu CFO	150,000	3.29	Jun 08, 2016	Nil	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 30, 2011 ($2.57) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table outlines, for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011.

Name	Option-Based Awards- Value Vested During the Year $	Share-Based-Awards- Value Vested During the Year $	Non-Equity Incentive Plan Compensation – Value Earned During the Year $
Duane Poliquin Chairman	Nil(1) 20,500(2)	N/A	N/A
Morgan Poliquin President & CEO	Nil(1)	N/A	N/A
Korm Trieu CFO	Nil(1)	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at June 8, 2011 ($3.07) and the exercise price of the options ($3.29).
(2)	Calculated based on the difference between the market value of the shares underlying the options as at August 15, 2011 ($3.34) and the exercise price of the options ($2.93).

For a full description of the Company’s incentive stock option plan, see “OPTIONS, RIGHTS OR OTHER ENTITLEMENTS UNDER STOCK OPTION PLAN” below.

Termination and Change of Control Benefits

Except as otherwise disclosed below, there are no compensatory plans, contracts, agreements or arrangements in place that provides for payments to the Name Executive Officers at, following or in connection with any termination of employment (whether voluntary, involuntary or constructive), resignation, retirement or a change in the Named Executive Officer’s responsibilities following a change in control.

The Company has in place an executive compensation contract with its Chairman, Duane Poliquin and Hawk Mountain Resources Ltd. (“Hawk”), a company owned by Mr. Poliquin and his immediate family, whereby Hawk is entitled to receive the following benefits if terminated:

(a)	without cause, payment of an amount equal to 2 times the then current base fee;
(b)	by death, payment of an amount equal to 6 months of the then current base fee; and
(c)	following a change in control, payment of an amount equal to 3 times the then current base fee.
The Company has in place an executive employment contract with its President and CEO, Morgan Poliquin, whereby Mr. Poliquin is entitled to receive the following benefits if terminated:

(a)	without cause, payment of an amount equal to 2 times the then current base fee;
(b)	by death, payment of an amount equal to 6 months of the then current base fee; and
(c)	following a change in control, payment of an amount equal to 3 times the then current base fee.

The Company has in place an executive employment contract with its CFO, Korm Trieu, whereby Mr. Trieu is entitled to receive the following benefits if terminated:

(a)	without cause, payment of an amount equal to 1 times the then current salary; and
(b)	following a change in control, payment of an amount equal to 1 times the then current salary.